SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nabors Industries Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G6359F103
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Pamplona Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,602,322
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,602,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,602,322
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Alexander M. Knaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,460,000 (including options to purchase 60,000 shares of Common Stock)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,460,000 (including options to purchase 60,000 shares of Common Stock)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,460,000 (including options to purchase 60,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 23, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 5, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Nabors Industries Ltd., a Bermuda exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Item 5 as set forth below and is being filed to correct the aggregate beneficial ownership of Mr. Knaster set forth in Item 5 of the Schedule 13D and on the cover pages thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

As of the close of business on April 5, 2013, (i) UK Manager, US Manager and the Fund are deemed to be the beneficial owners of 25,602,322 shares of Common Stock, constituting approximately 8.8% of the Issuer's outstanding Common Stock, and (ii) Mr. Knaster is deemed to be the beneficial owner of 1,460,000 shares of Common Stock (including options to purchase 60,000 shares of Common Stock), constituting approximately 0.5% of the Issuer's outstanding Common Stock. Collectively, the Reporting Persons may be deemed the beneficial owners of an aggregate of 27,062,322 shares of Common Stock, constituting approximately 9.3% of the Issuer's outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 291,036,865 shares of Common Stock outstanding as of February 25, 2013, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013.

UK Manager, US Manager and the Fund have shared power to vote and direct the disposition of the 25,602,322 shares of Common Stock reported herein as owned by the Fund. Mr. Knaster has sole power to vote and direct the disposition of the 1,460,000 shares of Common Stock (including options to purchase 60,000 shares of Common Stock) reported herein as owned by him.

(c) The Reporting Persons did not effect any transactions with respect to the shares of Common Stock since the filing of Amendment No. 1.

CUSIP No. G6359F103	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2013

PAMPLONA CAPITAL PARTNERS III, L.P.

By: Pamplona Capital Management, LLP, its investment manager

/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty
Title: Chief Financial Officer

PAMPLOMA CAPITAL MANAGEMENT, LLP

/s/ Kevin O'Flaherty
Name: Kevin O'Flaherty
Title: Chief Financial Officer

PAMPLOMA CAPITAL MANAGEMENT, LLC

Brian Ratzan
Name: Brian Ratzan
Title: Head of U.S. Private Equity

/s/ Alexander M. Knaster
Alexander M. Knaster